THE LEBRECHT GROUP

                         A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.                                  Craig V. Butler, Esq. *
Ryan M. Lambert, Esq.**                                 Edward H. Weaver, Esq.**

                                                    Admitted only in California*
                                                         Admitted only in Utah**

                                October 30, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, NW
Washington, D.C. 20549
Attn: Lisa Haynes

      Re:   Anza Capital, Inc.
            Form 10-K for the Fiscal Year Ended April 30, 2005
            Form 10-Q for the Fiscal Quarters Ended July 31, 2005
                  and October 31, 2005
            File No. 000-19065

Dear Ms. Haynes:

      We herein provide the following responses to your comment letter dated September 7, 2006, regarding the above-listed forms for Anza Capital, Inc. (the "Company"). I have summarized your comments in bold followed by the Company's response.

Form 10-K for the Fiscal Year ended April 30, 2005

Financial Statements and Supplementary Data

Note 11 - Stockholders' Equity, page F-32

1. We note your response to our prior comment 7 from our letter dated March 21, 2006. It appears from your Consolidated Statements of Stockholders' Equity on page F-8 that you issued common shares of Anza Capital, Inc., and AMRES valued at $703,780 and $900,000, respectively in exchange for consulting services. Please compare and contrast for us how you determined the fair value of the Anza Capital, Inc. common shares and the AMRES common shares.

--------------------------------------------------------------------------------
IRVINE OFFICE:                                            SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE                                  406 W. SOUTH JORDAN PARKWAY
IRVINE                                                                 SUITE 160
CALIFORNIA o 92618                                                  SOUTH JORDAN
                                                                    UTAH o 84095

(949) 635-1240              www.thelebrechtgroup.com              (801) 983-4948
o FAX (949) 635-1244                                        o FAX (801) 983-4958

Lisa Haynes
U.S. Securities and Exchange Commission
October 30, 2006
Page 2

      Both the issuances in question were shares of American Residential Funding, Inc. (ARFG.PK) "AMRES," not Anza Capital, Inc. No shares of Anza Capital, Inc. were issued. The fair value of the AMRES shares was determined by the price of AMRES's stock as traded on the Pink Sheets. For the period Nov. 19, 2004 through Feb. 28, 2005, this price was $0.05 to $0.06, per share. From March 9, 2005 through April 13, 2005, the price was between $0.023 to $0.014, per share. Attached hereto as Exhibit A is a spreadsheet listing these transactions.

2. As a related matter, please tell us the following (to the extent more than one consulting firm received shares in exchange for services rendered, please provide a response specific to each firm):

      o Explain which specific characteristics of the consultants' service agreements resulted in the inability to objectively measure the values associated with services provided by the consultants (refer to paragraphs 8 and 9 of SFAS 123);

      o Tell us whether the consultants provided invoices for services they performed and if so, the aggregate dollar amount represented by their invoices; and

      o Tell us whether the consultants were related parties to Anza Capital, Inc., its officers, directors or subsidiaries and if so, please explain the nature of the relationship.

      a. The consultants provided consulting services related to assisting AMRES in becoming publicly listed on the Pink Sheets. Since a significant number of the shares issued to each consultant were restricted in accordance with Rule 144 (15,000,000 shares), to the best of the Company's knowledge the shares were never sold and are now worthless.

      o Gunn Allen Financial, Inc. a broker-dealer in Florida, with Norm Farra as their securities advisor, provided a significant amount of advice to AMRES, including introductions to advisors of International Capital Corp. ("ICC") and CJB Consulting, Inc. ("CJB"). Norm Farra spent hours/days seeking the best fit for AMRES, and assisted in AMRES's effort to become a publicly traded company. ICC and CJB introduced AMRES to David Stocker, Esq., an attorney who advised AMRES on issues relative to going public. Mr. Stocker also prepared all initial corporate paperwork, resolutions and filings with the Pink Sheets, as well as stock issuances and a legal opinion. Rather than charge AMRES upwards of $300,000 to do all the paperwork, line up the various needed attorneys (there were several attorneys involved) and securities firms, and introduce AMRES to certain potential investors, ICC and CJB advisors/consultants agreed to accept restricted stock, as well as the ability to purchase some shares at prices below the trading price. In addition, CJB introduced the Company to three to four individuals who became investors in AMRES, including Alma Financial Services of Texas, which purchased 1,000,000 shares (at a discount to market), three other investors who purchased approximately $150,000 in convertible preferred stock, web-site designers and marketers (exclusive investor lists), including Macreport. AMRES also issued 2,000 shares (value at time $100) each to all employees, including officers (except Vincent Rinehart). Because of the type of services provided by the consultants it was deemed to be impossible to value each act, so a "work performed based on certain benchmarks being achieved" approach was taken. The work to be performed was to successfully qualify AMRES for trading on the Pink Sheets for the first time, find qualified investors to purchase AMRES securities, advise of possible acquisition candidates, and assist in introducing AMRES to selected investors who requested to receive information on small-cap companies. The value of these services was discussed over many months in 2004 and early 2005. Ultimately, all parties agreed on a value associated with the completed tasks as noted above, and shares were issued accordingly, through the give and take of negotiations over several months.

Lisa Haynes
U.S. Securities and Exchange Commission
October 30, 2006
Page 3

      b. Please see attached Exhibit A and Exhibit B. While no "invoices for services" were provided, Securities Subscription Agreements and Consulting Agreements relating to the tasks noted were executed by the parties. In addition, AMRES was listed on the Pink Sheets, shares were traded, and the company did sell shares to various qualified persons, as negotiated in various agreements.

      c. The consultants were not related to Anza Capital, Inc., it's officers, directors, or subsidiaries.

Company's Statements

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

                                        Sincerely,


                                        /s/ Craig V. Butler, Esq.
                                        ----------------------------------------
                                        Craig V. Butler, Esq.

                                    EXHIBIT A

Stockholders' Equity, page F-32

Initially, 15,000,000 shares were issued to advisors/consultants to facilitate the transaction; that being the successful trading of a private company (AMRES) on the Pink Sheets. The reference, in the second from the bottom paragraph to an additional 3,000,000 sold, are shares included in the last paragraph on F-31 and in Exhibit B.
   ---------

On 11-01-04 (Dec., 2004, shares began trading at .05) shares issued:

                                                                  Value at Time
Shareholder                          Issued Class               (traded ARFG.PK)   Eventual Value
----------------------------------   ------------------------   ----------------   --------------
CJB Consulting, Inc.                 5M common 144 restricted    .05 ($250,000)      worthless
(coordinated most matters of
listing on Pink Sheets)

Gunn Allen Financial, Inc.           3M common 144 restricted    .05 ($150,000)      worthless
(initial advisor; introduced
AMRES to CJB; overall advisor)

Norm Farra                           7M common 144 restricted    .05 ($350,000)      worthless
(employee of Gunn Allen Financial)

                                    EXHIBIT B

                                                                                     DEBT CONVERSION SHARES
                      DATE                  DESCRIPTION                       FMV         FOR CONSULTING       AMOUNT
                   ----------               -------------------------------  -----   ----------------------   -------
CEDE & CO   4016   11/19/2004     250,000   Conversion of debt                          250,000           0          0
                                            CJB Consulting for consulting
CEDE & CO   4017   11/22/2004      50,000   services                         0.050                   50,000      2,500
CEDE & CO   4095   12/22/2004   1,000,000   Alma Financial Services          0.050                1,000,000     50,000
                                            CJB Consulting for consulting
CEDE & CO   4096   12/22/2004     200,000   services                         0.050                  200,000     10,000
                                            CJB Consulting for consulting
CEDE & CO   4099   12/27/2004   1,000,000   services                         0.050                1,000,000     50,000
                                            CJB Consulting for consulting
CEDE & CO   4100     1/3/2005   2,500,000   services                         0.060                2,500,000    150,000
                                            CJB Consulting for consulting
CEDE & CO   4101     1/5/2005   2,500,000   services                         0.060                2,500,000    150,000
                                            CJB Consulting for consulting
CEDE & CO   4148    1/25/2005     500,000   services                         0.060                  500,000     30,000
CEDE & CO   4150     2/1/2005     500,000   Conversion of debt                         500,000            0          0
                                            CJB Consulting for consulting
CEDE & CO   4151    2/17/2005   3,750,000   services                         0.050                3,750,000    187,500
                                            CJB Consulting for consulting
CEDE & CO   4152    2/28/2005   1,000,000   services                         0.050                1,000,000     50,000
CEDE & CO   4157     3/9/2005     600,000   Consulting                       0.023                  324,138      7,390
                                            CJB Consulting for consulting
CEDE & CO   4158    3/11/2005   1,830,000   services                         0.023                1,830,000     42,090
CEDE & CO   4159    3/14/2005   2,500,000   Conversion of debt                       2,500,000            0          0
CEDE & CO   4160    3/15/2005   2,500,000   Conversion of debt                       2,500,000            0          0
CEDE & CO   4161    3/16/2005   2,500,000   Conversion of debt                       2,500,000            0          0
                                            CJB Consulting for consulting
CEDE & CO   4162    3/18/2005   3,000,000   services                         0.020                3,000,000     60,000
                                            CJB Consulting for consulting
CEDE & CO   4164    3/31/2005   1,500,000   services                         0.015                1,500,000     22,500
                                            CJB Consulting for consulting
CEDE & CO   4165     4/1/2005   1,000,000   services                         0.014                1,000,000     14,000
                                            Macreport Co. website/marketing
CEDE & CO   4168    4/13/2005     200,000   fee                              0.015                  200,000      3,000
                                                                                                 ----------   --------
                                                                                                 20,354,138    828,980
                                                                                                 (3,000,000)  (150,000)
                                                                                                 ----------   --------
                                                                                                 17,354,138    678,908